UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 001-32630

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fidelity National Financial Group 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc.,
601 Riverside Ave.,
Jacksonville, FL 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

Report of Independent Registered Public Accounting Firm

Participants, the Audit Committee, and the Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan's auditor since 2011.

Atlanta, Georgia
June 24, 2026
ii

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets:
Investments:
Common/collective trust funds, at net asset value	$2,092,518,755	$1,842,094,695
Corporate bond funds, at fair value	88,307,169	77,049,458
Mutual funds, at fair value	904,752,560	834,381,730
Common stock, at fair value	19,393,850	18,928,923
Employer common stock, at fair value	183,487,465	188,134,992
Total investments	3,288,459,799	2,960,589,798
Receivables:
Notes receivable from participants	51,004,384	48,446,519
Contributions receivable:
Participant	86,258	66,373
Employer	39,012	46,699
Total receivables	51,129,654	48,559,591
Net assets available for benefits	$3,339,589,453	$3,009,149,389

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2025	2024
Investment income:
Net appreciation in fair value of investments	$382,526,303	$328,571,205
Dividends	25,015,250	23,044,847
Investment income, net	407,541,553	351,616,052
Interest income on notes receivable from participants	4,086,441	3,641,771
Contributions, including rollover contributions:
Participant	165,458,346	164,249,805
Employer	50,272,322	46,518,234
Total contributions	215,730,668	210,768,039
	627,358,662	566,025,862
Deductions from net assets attributed to:
Benefits paid to participants	295,695,777	274,958,208
Administrative expenses	1,222,821	1,749,981
Total deductions	296,918,598	276,708,189
Net increase	330,440,064	289,317,673
Net assets available for benefits:
Beginning of year	3,009,149,389	2,719,831,716
End of year	$3,339,589,453	$3,009,149,389

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2025 and 2024

(1) Description of the Plan
The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
(a) General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. ("we", the "Company" or "FNF") and its Affiliated and Related Companies, who have attained age 18, have completed 90 days days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary, seasonal and part-time employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code ("IRC"), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC.
(b) Administration
During the years ended December 31, 2025 and 2024, the trustee of the Plan was Principal Financial Group ("Principal"). Principal also performed participant recordkeeping and other administrative duties for the Plan as trustee. The Administrative Committee of the FNF Board of Directors oversees the Plan's operations.
(c) Plan Mergers
There were no participant loans transferred into or out of the Plan in 2025 and 2024. There were no mergers into the Plan during 2025 or 2024.
(d) Contributions
During 2025 and 2024, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan with the exception of two frozen stock funds described below. As of December 31, 2025, the Plan offered eighteen common /collective trust funds, two corporate bond funds, five mutual funds, one common stock fund which invests solely in Company stock, and two frozen common stock funds which invest in outside companies as investment options for participants. During the year ended December 31, 2025, the Plan had an employer match on the 401(k) plan whereby the Company matched $0.50 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match for the years ending December 31, 2025 and 2024 was $50,272,322 and $46,518,234, respectively. The employer match is allocated to participants based on their chosen asset allocation. At the option of the Company's board of directors, discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2025 and 2024. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(e) Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution as applicable, and an allocation of plan earnings and charged with an allocation of plan losses, if any. Allocations are based on participant earnings or account balances, as defined. Additionally, each participant's account is charged with trustee/custodian fees, record keeping fees, and is updated to reflect benefit payments, when applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2025 and 2024

(f) Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested Percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%
(g) Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 4.25% to 9.50% on loans outstanding as of December 31, 2025 and 2024. Principal and interest is paid ratably through payroll deductions.
(h) Payment of Benefits
Upon retirement, termination of service, disability, or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant's vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant's vested interest in his or her account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the plan document.
(i) Forfeited Accounts
Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the plan sponsor, or reduce future Company contributions. As of December 31, 2025 and 2024, forfeited nonvested accounts totaled $1,174,066 and $1,334,819, respectively, all of which were used by the Plan to reduce Company contributions in the respective years.
(j) Administrative Expenses
Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable and distributions) are charged directly to the participant’s account. Refer to footnote 1(e) for further discussion of expenses charged to participant accounts.

(2) Summary of Significant Accounting Policies
(a) Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b) Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2025 and 2024
(c) Concentration of Investments
Investments in employer common stock were approximately 5% and 6% of the Plan's net assets available for benefits as of December 31, 2025 and 2024, respectively.
(d) Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of common/collective trust fund investments in index funds, mutual funds and corporate bond funds are valued at the net asset value ("NAV") of shares held by the Plan at year-end. The common stock investments are within common stock funds that are unitized stock funds valued at the NAV and include shares of common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions. The use of net asset value as fair value is deemed appropriate as the common/collective trust funds do not have finite lives, unfunded commitments relating to these type of investments, or significant restrictions on redemptions. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Net asset value of the funds are calculated daily. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
There were no changes in the valuation methodologies used at December 31, 2025 and 2024 compared to prior year.
See Note 3 for further discussion of the fair value of the Plan's investments.
(e) Notes Receivable from Participants
Notes receivable from participants are recorded at amortized cost plus accrued interest.
(f) Payment of Benefits
Benefits are recorded when paid.

(3) Fair Value Measurements
The fair value hierarchy established by the standard on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique, along with net asset value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.
NAV. Financial assets measured at net asset value as a practical expedient in determining fair value.
The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, respectively:

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2025 and 2024

	December 31, 2025
	Level 1	Level 2	NAV	Total
Corporate bond funds	$88,307,169	$—	$—	$88,307,169
Mutual funds	904,752,560	—	—	904,752,560
Common stock	—	19,393,850	—	19,393,850
Employer common stock	—	183,487,465	—	183,487,465
Common/collective trust funds measured at net asset value	—	—	2,092,518,755	2,092,518,755
Total investments	$993,059,729	$202,881,315	$2,092,518,755	$3,288,459,799

	December 31, 2024
	Level 1	Level 2	NAV	Total
Corporate bond funds	$77,049,458	$—	$—	$77,049,458
Mutual funds	834,381,730	—	—	834,381,730
Common stock	—	18,928,923	—	18,928,923
Employer common stock	—	188,134,992	—	188,134,992
Common/collective trust funds measured at net asset value	—	—	1,842,094,695	1,842,094,695
Total investments	$911,431,188	$207,063,915	$1,842,094,695	$2,960,589,798
The Plan's level 1 and level 2 fair value measures are provided by a third-party pricing service, which management believes to be reasonable. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See Note 2(d) for a description of the fair value measures used for each type of investment.
The Plan has no assets or liabilities measured at fair value which are categorized as level 3.
The common/collective trust funds shown above are valued using NAV at year-end and are excluded from the fair value hierarchy in accordance with relevant accounting standards.

(4) Investments
Common/Collective Trust Funds
The Plan is invested in common/collective trust funds, the majority of which are managed by BlackRock Institutional Trust Company, N.A. Target date BlackRock LifePath index funds are collective investment trusts that invest in securities and other assets with the objective of providing for retirement outcomes consistent with investor preferences throughout the savings and drawdown phase based on quantitatively measured risk that investors, on average, may be willing to accept.
In addition to the target date funds, the following is a description of the larger common/collective trust fund balances within the Plan. The BlackRock Equity Index Fund J is an index fund with a primary investment strategy of approximating as closely as practicable the capitalization weighted total rate of return of that segment of the U.S. market for publicly traded equity securities represented by the larger capitalized companies. The BlackRock Russell 2000 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the capitalization weighted total return of that segment of the U.S. market for publicly traded equity securities represented by the Russell 2000® Index. The BlackRock Mid-Capitalization Equity Index Fund M is an index fund with a primary investment strategy of approximating as closely as practicable the capitalization weighted total rate of return of that segment of the U.S.market for publicly traded equity securities represented by the medium capitalized companies.
The Galliard Stable Return Fund PI is a common/collective trust that is fully invested in the Galliard Stable Return Fund Core, of which the majority is invested in fixed income portfolios that are wrapped by stable value contracts. The Plan reports its investment in the Galliard Stable Return Fund PI at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. The Galliard Stable Return Fund PI does not invest directly in fully benefit-responsive contracts, and therefore the Plan is not required to include in the financial statements the disclosure requirements for investments in fully benefit-responsive contracts or stable value funds.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2025 and 2024
Mutual Funds
The Plan is invested in mutual funds, which are managed by the Vanguard Group and Harbor Capital Advisors. Mutual funds are pooled investment vehicles registered under the Investment Company Act of 1940. Each mutual fund invests in a diversified portfolio of securities based on its stated investment objective.
Employer Common Stock
The Plan's investment in employer common stock consists of a stock fund of FNF common stock. As of December 31, 2025, the Plan held 5,308,826 shares of employer common stock, or $183,487,465 of net assets available for benefits. As of December 31, 2024, the Plan held 5,478,995 shares of employer common stock, or $188,134,992 of net assets available for benefits. Dividends on FNF common stock were $6,460,105 and $6,495,759 in 2025 and 2024, respectively.

(5) Transactions with Parties-in-Interest
Certain plan investments are shares of common collective trust funds and shares of corporate bond funds managed by Principal. During the years ended December 31, 2025 and 2024, Principal was the trustee as defined by the Plan, and therefore, transactions with Principal during the aforementioned years qualify as party-in-interest transactions. As described in Notes 2(c) and 4, Plan investments also include shares of the common stock of the Company.

(6) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions as applicable.

(7) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended July 20, 2015 and is no longer intended to qualify as a stock bonus plan satisfying the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. There have been other amendments to the Plan since the determination letter was received. However, the plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
It is the Plan's policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan.

(8) Subsequent Events
The Plan considers events or transactions that occur after the date of the Statement of Net Assets Available for Benefits, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 25, 2026, the date these financial statements were issued.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

EIN:     16-1725106
Plan No. 001

Identity of issue, borrower, lessor, or similar party	Description of Investment
		Shares/units	Cost	Current value
	Common/collective trust funds:
BlackRock	BlackRock Equity Index Fund J	19,626,978	**	319,750,944
BlackRock	BlackRock Lifepath Index Retirement N Fund	10,772,858	**	171,544,836
BlackRock	BlackRock Lifepath Index 2030 N Fund	9,293,851	**	169,659,246
BlackRock	BlackRock Lifepath Index 2035 N Fund	10,494,254	**	208,289,949
BlackRock	BlackRock Lifepath Index 2040 N Fund	8,469,705	**	181,290,652
BlackRock	BlackRock Lifepath Index 2045 N Fund	7,544,227	**	172,489,700
BlackRock	BlackRock Lifepath Index 2050 N Fund	4,270,423	**	102,125,036
BlackRock	BlackRock Lifepath Index 2055 N Fund	2,921,006	**	71,025,416
BlackRock	BlackRock Lifepath Index 2060 N Fund	1,564,539	**	38,069,458
BlackRock	BlackRock Lifepath Index 2065 N Fund	486,812	**	9,729,420
BlackRock	BlackRock Mid-Capitalization Equity Index Fund M	8,514,773	**	110,222,028
BlackRock	BlackRock MSCI EAFE Equity Index Fund M	2,597,237	**	72,077,995
BlackRock	BlackRock Russell 2000 Index Fund M	7,995,772	**	106,277,395
BlackRock	BlackRock US Treasury Inflation Protected Securities Fund	2,651,197	**	34,134,392
BlackRock	BlackRock US Debt Index Fund M	2,838,270	**	36,541,304
Fidelity Investments	Fidelity Advisor International Capital Appreciation Fund Z	5,522,146	**	80,789,002
*PGI	Principal Global Investors CIT Real Estate Securities Fund	44,238	**	10,030,623
Galliard	Galliard Stable Return PI	1,648,707	**	198,471,359
	Corporate bond funds:
Baird	Baird Core Plus Bond Fund Class Institutional	7,320,027	**	75,469,478
*PGI	PGIM Global Total Return Fund	2,372,956	**	12,837,691
	Mutual funds:
Harbor Funds	Harbor Capital Appreciation Institutional Fund	13,734,461	**	280,320,340
Vanguard	Vanguard Wellington Fund	6,062,236	**	467,944,021
Vanguard	Vanguard Equity Income Fund Admiral	1,235,500	**	114,790,317
Vanguard	Vanguard ST Inv-Grade Adm Fd	2,295,787	**	24,148,716
Vanguard	Vanguard Treasury MM Inv Fd	17,550,942	**	17,549,166
	Common stock:
CNNE	Cannae Holdings, Inc. Frozen Stock Fund	1,150,836	**	7,995,768
FG	F&G Annuities & Life, Inc Frozen Stock Fund	707,563	**	11,398,082
	Employer common stock:
*FNF	Fidelity National Financial, Inc.	5,308,826	**	183,487,465

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - continued

December 31, 2025

Identity of issue, borrower, lessor, or similar party	Description of Investment	Shares/units	Cost	Current value

*** *Participant loans	Participant loans, various maturities, interest rates 4.25% - 9.50%, balances collateralized by participant account, a total of 6,293 loans are outstanding with maturity dates from one to ten years through 2035			51,004,384
				$3,339,464,183
___________
*     Party in interest.
** Cost information has not been included because investments are participant directed.
*** The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Fidelity National Financial Group 401(k) Profit Sharing Plan

Date:	June 24, 2026	/s/ Melissa Circelli
Melissa Circelli
Trustee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Forvis Mazars, LLP